UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 23, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Health Net, Inc.

File No. 1-12718 - CF#30660

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Health Net, Inc. submitted an application under Rule 24b-2 requesting extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on November 10, 2008 and November 8, 2011.

Based on representations by Health Net, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted through
10.1	10-Q	November 10, 2008	August 14, 2015
10.2	10-Q	November 8, 2011	August 14, 2015
10.3	10-Q	November 8, 2011	August 14, 2015
10.4	10-Q	November 8, 2011	August 14, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin O'Neil
Deputy Secretary